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                          March 21, 2023

       Randy Milby
       Chief Executive Officer
       Hillstream BioPharma Inc.
       1200 Route 22 East, Suite 2000
       Bridgewater, NJ 08807

                                                        Re: Hillstream
BioPharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 17,
2023
                                                            File No. 333-270684

       Dear Randy Milby:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nazia J. Khan